SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)*

Jacada, Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

M6184R101
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6184R101	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Emancipation Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 176,081
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 176,081
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 176,081
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M6184R101	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Emancipation Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 176,081
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 176,081
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 176,081
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M6184R101	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 176,081
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 176,081
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 176,081
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON** CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M6184R101	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 176,081
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 176,081
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 176,081
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M6184R101	SCHEDULE 13D	Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer

Jacada Ltd. (the "Company")

(b)	Address of Issuer’s Principal Executive Offices

11 Shenkar Street.
Herzliya 46725 Israel

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office
Item 2(c).	Citizenship

Emancipation Capital, LP, ("Emancipation Capital")
825 Third Avenue, 33rd Floor
New York, NY 10022
Citizenship: Delaware

Emancipation Capital, LLC, ("Emancipation Capital LLC")
825 Third Avenue, 33rd Floor
New York, NY 10022
Citizenship: Delaware

Emancipation Capital Master, Ltd. ("Emancipation Master Ltd")
825 Third Avenue, 33rd Floor
New York, NY 10022
Citizenship: Cayman Islands

Charles Frumberg, ("Mr. Frumberg", Emancipation Capital, Emancipation Capital LLC and Emancipation Master Ltd are sometimes hereinafter referred to collectively as the "Emancipation Filing Persons")
c/o Emancipation Capital, LLC
825 Third Avenue, 33rd Floor
New York, NY 10022
Citizenship: United States

Item 2(d).	Title of Class of Securities

Common Stock, par value NIS 0.04 per share (“Common Stock”)

Item 2(e).	CUSIP Number

M6184R101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. M6184R101	SCHEDULE 13D	Page 7 of 9 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.12d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the filing date, each Reporting Person may be deemed the beneficial owner of 176,081 shares of Common Stock.  Emancipation Capital, LLC, acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital.  The managing member of Emancipation Capital LLC is Mr. Frumberg.  Emancipation Management LLC, acts as the investment manager of Emancipation Master Ltd.  The managing member of Emancipation Management is Mr. Frumberg.  Each of the Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control.

(b)	Percent of class:

Approximately 4.2% as of the filing date  (based on the Company’s Form 6-K filed September 20, 2010, there were 16,636,534 shares of Common Stock issued and outstanding as of September 15, 2010 and based on Company’s Form 6-K filed on October 26, 2010 as of November 10, 2010, every four ordinary shares, each having a nominal value of NIS 0.01, were combined into one ordinary share having a nominal value of NIS 0.04.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 shares of Common Stock

CUSIP No. M6184R101	SCHEDULE 13D	Page8 of 9 Pages

(ii)	Shared power to vote or to direct the vote

176,081 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of

0 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of

176,081 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M6184R101	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  January 21, 2011

EMANCIPATION CAPITAL, LP

By:	Emancipation Capital, LLC, its general partner

By:	/s/ Charles Frumberg
Name: Charles Frumberg
Title: Managing Member

EMANCIPATION CAPITAL MASTER LTD.

By:	/s/ Charles Frumberg
Name: Charles Frumberg
Title: Director

EMANCIPATION CAPITAL, LLC

By:	/s/ Charles Frumberg
Name: Charles Frumberg
Title: Managing Member

CHARLES FRUMBERG

/s/ Charles Frumberg